Exhibit 4.16

POWER OF ATTORNEY

I, Hu Kaiming ( the "Authorizer"), am a citizen of the People's Republic of China ("China"), with ID number of ******, as a shareholder of Beijing Kuali Yitong Technology Co., Ltd. ("Kuali Yitong"), hold 100% equity of Kuali Yitong. I hereby authorize Beijing Lianji Future Technology Co., Ltd ("Lianji Future") or a third party designated by Lianji Future (collectively "Principal ") to exercise the following rights during the validity of this power of attorney:

Authorize the appointee to act as my agent and represent myself to exercise all the shareholder rights that I shall have under Chinese law and in accordance with the provisions of Kuali Yitong (including current and future amendments), including but not limited to: the right to open a shareholders' meeting, to receive any notice of the convening and proceedings of the shareholders' meeting, to participate in the CSI and to exercise voting rights (including, but not limited to, the nomination, election or appointment of directors, general managers, financial director and other senior managers of CSI), decision of dividends, etc.), and to decide to sell or transfer all or part of the equities of Kuali Yitong I hold, etc.

The term of validity of this Power of Attorney is the same as the validity term of the Business Operation Agreement entered into among Lianji Future, Kuali Yitong and other parties thereto on March 2, 2020. If the Business Operation Agreement is extended or terminate in advance, then this Power of Attorney terminates or extended to the same time as the Business Operation Agreement. During the term of validity of this Power of Attorney, it shall not be modified or terminated without the written consent of Lianji Future.

Kaiming HU

/s/ Kaiming HU

March 2, 2020